Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

October 7, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Ms. Karen J. Garnett

Re:	Spinco, Inc.
Registration Statement on Form 10-12B
Filed August 25, 2010
File No. 001-34856

Dear Ms. Garnett:

On behalf of our client, Spinco, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 1 to the Registration Statement on Form 10-12B (the “Registration Statement”) of the Company (File No. 001-34856), together with certain exhibits thereto.

Set forth below in bold are each of the comments in the Staff’s letter of September 24, 2010.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

General

1.                                       We note your references throughout your registration statement to your Real Estate Affiliates, and the definition of this term in Note 1 to your financial statements.  For ease of reference, please revise to identify your Real Estate Affiliates and define this term the first time it is used in the registration statement.

The Company has revised the disclosure to identify the Company’s Real Estate Affiliates and moved the definition of this term to page 3 of the Registration Statement.

Summary, page 1

2.                                       We note your statement within this section that you own a diverse portfolio of properties with a relatively small amount of debt.  Please balance your disclosure in this section by disclosing your current leverage.

The Company has added disclosure regarding its current leverage on page 1 of the Registration Statement and its total debt and total assets on page 2 of the Registration Statement.

Summary Historical Combined Financial Data, page 11

3.                                       You disclose that your historical financial results reflect allocations for certain corporate costs and that you believe such allocations are reasonable.  Please expand your disclosure to further explain your method of allocation as required by Question 2 of SAB 1 B 1.  Please revise throughout your filing where applicable.

The Company has expanded the disclosure on page 11 of the Registration Statement regarding certain corporate costs as required by Question 2 of SAB 1B1 and has revised pages 58, 66, F-6 and F-40 of the Registration Statement accordingly.

Item 1. Business

Investment Agreements, page 14

4.                                       We note your disclosure on page 15 that in the event that the TopCo Debtors are not able to obtain the required consent, the Investment Agreements require the TopCo Debtors to create a synthetic instrument that would place you in the same economic position as if such Spinco Asset had been transferred or contribute an asset to you that has reasonably equivalent economic value.  Please expand your disclosure regarding the possible synthetic instrument and tell us what form such instruments would take.  Also, please describe what assets the TopCo debtors would transfer to you in the event that the creation of a synthetic instrument is not practicable.

The Company respectfully advises the Staff that the Company anticipates that it will receive all required consents and, therefore, the creation of any synthetic instrument will not be necessary. The Company has revised the disclosure on page 15 to remove all references to the potential creation of any synthetic instruments and on page 45 of the Registration Statement to remove the corresponding risk factor.

5.                                       Refer to the third full paragraph on page 15.  Please revise to explain the meaning of the term “economic ownership” and disclose the economic ownership of Brookfield Investor and Pershing Square on the Effective Date, after giving effect to the Blackstone Designation and including shares issuable upon the exercise of warrants.

The Company has revised the disclosure on page 15 of the Registration Statement to explain the term “economic ownership” and to include Pershing Square’s expected economic ownership on the Effective Date.  The Company respectfully advises the Staff that economic ownership is only applicable to Pershing Square, and not to Brookfield Investor.

6.                                       We note that you have disclosed some of the conditions for your plan sponsors to consummate the transactions contemplated by the investment agreements. Please expand this discussion to list all conditions to consummation of the investment agreements and state whether each condition is waivable.

The Company has added disclosure on pages 15 to 20 of the Registration Statement to list all conditions to the consummation of the Investment Agreements and to state that all conditions are waivable by the Plan Sponsors.  The Company has also revised the disclosure on page 20 of the Registration Statement to clarify that if the conditions are not satisfied or waived and the transactions contemplated by the Investment Agreements are not completed, the Separation will not take place and the shares covered by the Registration Statement will not be issued.

Business Overview, page 16

Strategic Development, page 21

7.                                       Please provide the following operating data for each of your significant properties, as applicable:

•                  occupancy rate for each of the last five years;

•                  number of tenants occupying ten percent or more of the rentable square footage and the principal nature of the business of such tenants;

•                  average effective annual rental per square foot.

To the extent needed for clarity, please segregate your operating data by category of use and provide operating data for each category.

•                  The Company has included on pages 93 to 94 of the Registration Statement a table that includes: the number of properties, Mall and Freestanding GLA, Average Annual Tenant Sales per Square Foot, Mall and Other Rental NOI, Average In-Place Sum of Rent and Recoverable Common Area Costs per Square Foot and Occupancy for the Year Ended December 31, 2009 for Ward Centers, the only Strategic Development property that on the basis of current revenues and net book value (using 10% as the threshold), the Company would consider to be individually significant, as well as for all other Strategic Development properties in the aggregate.  The Company does not believe that adding disclosure of these items for each category within the Strategic Development segment would add useful information for investors.

•                  In addition the Company has added disclosure, as an introduction to the  table referenced above, that the Company does not have any tenants at Ward Centers which occupy more than 10% of the rentable square footage.

•                  With respect to the occupancy rate, the Company respectfully advises the Staff that it believes that the most relevant period for this information is December 31, 2009.  For prior periods, the occupancy rate data would be distorted by the closure of properties that were previously operating and changes in square footage and other factors that would cause a comparison of prior occupancy rates to not be useful information for investors. Accordingly, the Company has presented the occupancy data for the year ended December 31, 2009 and not for the prior five years.

Redevelopment Projects, page 27

8.                                       Within this section, please clarify how you classify your operating properties as redevelopment projects.

The Company has revised the disclosure on page 31 of the Registration Statement to clarify how it classifies the specified operating properties as redevelopment projects,

which are those properties that the Company believes have potential for future growth by means of an improved tenant mix, additional GLA, repositioning of the asset or alternative uses.

Conditions to Separation and Distribution, page 30

9.                                       Please confirm that you have listed each condition to your separation agreement.  Otherwise, please revise to disclose all conditions or tell us why you believe the omitted conditions are not material.

The Company confirms that it has listed each material condition to the Separation Agreement. The Company respectfully advises the Staff that any and all conditions to the Separation not listed are not material because they are administrative or documentary conditions that are within the Company’s control, and that listing these conditions would not provide meaningful information to investors.

Employees, page 39

10.                                 We note that you will have 98 employees whom will be temporarily leased from your predecessors under an employee leasing agreement.  Please state the percentage of time these employees will be expected to devote to your business during the transition period.

The Company has revised the disclosure on page 43 of the Registration Statement to indicate that leased employees will devote all of their time to the Company and will cease providing services to the Predecessors as of the Effective Date.

Item 1A. Risk Factors, page 39

11.                                 Each risk factor should present only one discreet risk.  We note that several of your risk factors contain multiple risks.  For example only, we note the following risk factors:

•                  We develop and expand properties, and this activity is subject to various risks, page 41; and,

•                  We own retail properties which arc subject to a number of significant risks which are beyond our control, page 44.

Please revise to present each material risk under a separate subheading.

The Company has revised “Item 1A. Risk Factors” of the Registration Statement to present only one discreet risk for each risk factor, and accordingly has revised multiple risks to present each material risk under a separate subheading on pages 46 to 50 of the Registration Statement.

Item 2. Financial Information

Unaudited Pro Forma Condensed Combined Financial Information, page 55

12.                                 Please provide to us and disclose management’s analysis supporting that historical basis is the appropriate basis for measuring your assets and liabilities upon emerging from bankruptcy.  In addition please disclose how you plan to account for the distribution of 32,500,000 shares of common stock to existing stockholders of GGP.  Please cite the appropriate accounting literature relied upon.

The Company respectfully advises the Staff that the accounting by Spinco to reflect the emergence from bankruptcy of the Emerged Debtors is limited to recording reorganized

GGP liabilities impacted by confirmed plans of reorganization at the estimated present values of the amounts expected to be paid upon emergence from bankruptcy of the Spinco companies that are Debtors since the provisions of the Plan do not meet the criteria for fresh-start reporting (ASC 852-10-45-29). Historical amounts reported in the unaudited pro forma financial statements reflect these present value adjustments in mortgages, notes and loans payable not subject to compromise, along with associated amortization.  However, as certain of the Spinco Debtors remain in bankruptcy as of June 30, 2010, their liabilities remain subject to compromise and, therefore the Spinco historical financial statements have no such present value adjustment or associated amortization.  Fresh-start reporting is not required for Spinco because existing holders of GGP common stock will receive greater than 50% (approximately 79.7%) of the voting shares of Spinco and the reorganization value of Spinco’s assets exceeds the total of all post-petition liabilities and allowed claims (ASC 852-10-45-19).

Further, the acquisition method of accounting does not apply to Spinco at emergence because the criteria for application of the acquisition method of accounting has not been satisfied in that a transaction or event yielding a change of control, that is, a business combination, has not occurred. Since the provisions of the Plan provide that all members within each class of equity are treated equally, the Distribution is treated as a pro-rata spin-off and such non-monetary transaction is accounted for at recorded or historical carrying values (ASC 505-60 and ASC 845-10-30-10).

In addition, the Company respectfully advises the Staff that the Distribution will be accounted for by allocating the historical amount of GGP Equity of Spinco into common stock of the Company at its par value of $0.01 per share and the difference as Additional paid-in capital.

Accordingly, the Company has revised the disclosure on pages 60 and 63 of the Registration Statement to include the foregoing disclosures.

13.                                 You disclose on page 76 that under the Plan, a five year, interest bearing, unsecured promissory note payable by one of your subsidiaries to GGPLP, the Spinco Note, may be issued on the Effective Date.  You also disclose that you do not expect to issue the Spinco Note.  In light of the structure of the Plan and the fact that several outcomes regarding the Spinco Note are possible, please expand your pro forma disclosure to discuss a range of possible outcomes as well as the sensitivity of your expectation that the Spinco Note will not be issued.

The Company has expanded its pro forma disclosure on page 65 of the Registration Statement to include the Company’s sensitivity of its expectation that a Spinco Note will not be issued.

14.                                 You disclose on page 35 that you will enter into a transition services agreement in connection with the Separation whereby GGP will provide certain services to you.  You also disclose that the charges of each of the transition services will generally be based on either a pre-determined flat fee or an allocation of the cost incurred by GGP.  Please expand your pro forma disclosure to discuss the agreement and provide an estimate of the fees, if available.

The Company has added disclosure on page 39 of the Registration Statement to describe the fees payable under the transition services agreement and has included an estimate of such fees in the pro forma financial statements.

Notes to Pro Forma Condensed Combined Financial Information, page 59

15.                                 You disclose in footnote (6) that the adjustment reflects the establishment of the tax Indemnity Cap in accordance with the Investment Agreements.  Please tell us in greater detail how you determined this amount.  Also, tell us how you determined that the amount is factually supportable.  For reference, see Article 11 of Regulation S-X.

In revised footnote (6) on page 64 of the Registration Statement, the Company has cross-referenced the definitions and the formula for the calculation of the Tax Indemnity Cap located elsewhere in the Registration Statement.  The Tax Indemnity Cap was determined based on the Company’s estimates of the calculation of the Tax Indemnity Cap.  The Company believes that the amount is factually supportable in accordance with Article 11 of Regulation S-X because the form of the Separation Agreement to be executed upon emergence has been agreed to and filed with the Bankruptcy Court in connection with the Plan.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Overview — Basis of Presentation, page 61

16.                                 You disclose that the financial information included in this registration statement was carved-out from the financial information of GGP.  Please tell us your basis for presenting carved-out financial statements in lieu of financial statements of the registrant required by Article 3 of Regulation S-X.

The GGP assets to be distributed to the Company represent, at June 30, 2010, approximately 10.4% of the carrying value of the aggregate assets of GGP. Accordingly, the Company does not believe that the full financial statements of GGP represent appropriate predecessor financial information to be presented in the Registration Statement. In addition, the Company is not a finance subsidiary, the Company’s securities being registered are not guaranteed by a parent nor is the Company registering in the Registration Statement its securities for the purposes of sale in the public market, that is, the Registration Statement is a Form 10 — Exchange Act — filing rather than a Securities Act filing. Accordingly, the Company believes that filing historical financial information on a carve-out basis for the periods presented is responsive to the requirements of Article 3 of Regulation S-X and is the most meaningful information to include in the Registration Statement. Further, as Spinco, Inc., the registrant in the Registration Statement, was not formed as of June 30, 2010, it was inappropriate to present any information with respect to Spinco, Inc. within the June 30, 2010 financial information included in the Registration Statement. In addition, although Spinco, Inc. was formed on July 1, 2010, there have been no operations or transactions by Spinco, Inc. beyond its initial capitalization of $1,000 by GGPLP as of the date hereof.

Overview — Strategic Development Segment, page 62

17.                                 We note your disclosure that trailing twelve month total tenant sales per square foot at your regional malls were approximately $386 at December 31, 2009.  Please advise us how this amount is calculated and tell us why you have only included the measure for the twelve months ended December 31, 2009.

The Company has revised the disclosure on page 67 of the Registration Statement to remove trailing twelve month tenant sales per square foot.  In response to comment number 7, the Company has revised the disclosure on page 94 of the Registration Statement to reflect, among other operating data, the average annual tenant sales per square foot and average in-place sum of rent and recoverable common area costs per square foot.  Also, as described in our response to comment  number 7, the Company believes that additional data beyond December 31, 2009 would not constitute useful information for investors.

Selected Master Planned Communities Data, page 62

18.                                 We note your presentation of selected financial and operational data for your Master Planned Communities segment.  Please tell us how the measures presented, including Combined MPC EBITDA, Total MPC EBITDA, Combined Unlevered Free Cash Flow, Combined Levered Free Cash Flow, and Total Levered MPC Free Cash Flow, meet the requirements of Item 10(e) of Regulation S-K.  In your response, specifically tell us how you determined that these measures were not given greater prominence than the most directly comparable GAAP measure and that the reconciliation is presented using a clearly understandable method.  Also, explain the line item “Non-MPC operating cash flow and other” on page 67 in greater detail and tell us how these amounts were determined.

The Company has revised its disclosure to address the Staff’s comments in the following manner:

•                  The Company has moved the presentation and discussion of the non-GAAP measures of Combined MPC Adjusted EBITDA, Total MPC Segment Adjusted EBITDA and Total Levered MPC Free Cash Flow to pages 77 to 83, which follows the comparison of the Company’s GAAP results in order to ensure that the non-GAAP measures are not given greater prominence than the most directly comparable GAAP measures.

•                  The Company has revised its disclosure to eliminate the non-GAAP measures of Combined MPC EBITDA, Total MPC EBITDA, Combined Unlevered Free Cash Flow and Combined Levered Free Cash Flow.

•                  The Company has revised its disclosure to include a more detailed explanation of the information set forth in each table and has separated the tables such that each table shows the components used to calculate each specific measure.

•                  The Company has revised the disclosure on page 77 to explain the reasons why the Company’s management believes that the non-GAAP measures presented provide useful information to investors as follows: “we believe that such information is helpful to investors in understanding and comparing the performance of our Master Planned Communities segment across reporting periods on a consistent basis by excluding items that we do not believe are indicators of our core MPC segment operating performance.”  Further explanation of the usefulness of these non-GAAP measures can be found on revised pages 78 and 79.

•                  The Company has revised the disclosure on page 80 to provide that Non-MPC operating cash flow “ [r]eflects operating cash flow items relating to our Strategic Development segment, including Nouvelle at Natick development expenditures and other Strategic Development operating property working capital charges.”

•                  The Company has revised the disclosure on page 80 to more clearly set forth the reconciliation of Total Levered MPC Free Cash Flow to Combined Spinco, Inc. net cash (used in) provided by operating activities.

•                  The Company has expanded the disclosure on pages 78 and 79 to clarify that the presentation of Combined MPC Adjusted EBITDA and Total MPC Segment Adjusted EBITDA are more detailed calculations of the same measures presented in the segment footnote of the Company’s combined financial statements, which are presented in accordance with Accounting Standards Codification 280 and in the Non-GAAP Financial Measures C&DI response to question 104.01.

As a result of these changes, the Company believes that the Non-GAAP measures are not given greater prominence and the reconciliation to GAAP measures is presented in a clearly understandable method.  The Company also believes that its disclosure is consistent with the requirements of Item 10(e) of Regulation S-K.

Six Months Ended June 30. 2010 and 2009, page 68

Master Planned Communities Segment, page 68

19.                                 We note your discussion regarding land sales related to your master planned communities.  You discuss the status of sales during the period for several of the communities; please expand your disclosure to include a complete discussion of the status of sales for all of the communities (i.e., including Emerson and Gateway communities in Maryland) as well as your expectations of sales in the future.

The Company has added disclosure on page 69 of the Registration Statement to include a complete discussion of the status of sales for all of the communities as well as the Company’s expectations of sales in the future.

20.                                 Please also discuss trends in sales prices/margins at each of the communities, if material.

The Company has added disclosure on page 69 of the Registration Statement to include a table reflecting the average sales price per acre for each of the communities and disclosure regarding sales trends.  The Company respectfully advises the Staff that it has recently experienced immaterial declines in its margins, and it does not expect a further decline in such margins to occur.  Accordingly, the Company has not included a discussion of trends in margins in the Registration Statement.

Strategic Development Segment, page 69

21.                                 Please clarify which properties and/or projects you currently earn revenues from and your expectations for the future.

The Company has revised the disclosure on page 67 of the Registration Statement to clarify which properties and/or projects the Company currently earns revenues from and the Company’s expectations for the future.

22.                                 Please expand your disclosure to discuss increases and decreases in revenues and expenses at the property and/or project level, when material.

The Company has revised the disclosure on page 73 of the Registration Statement to include property level discussions of changes in income and expense, when material.

23.                                 Please explain what is included in the “Other, including noncontrolling interests” revenue line item.

The Company has changed its caption for other revenues as there are no significant amounts in this category applicable to noncontrolling interests, and has revised the disclosure on page 70 of the Registration Statement to detail the major components of other property revenues and include a discussion of the increase over the prior year period.

Year ended December 31. 2009 and 2008, page 70

Strategic Development Segment, page 71

24.                                 You disclose that Other Revenues include gains or losses on dispositions of certain property transactions.  Please tell us your basis for including these gains or losses in revenues.

The Company respectfully advises the Staff that gains and losses on certain property disposition transactions are not a recurring source of revenue for the Company.  Asset sales (excluding master planned community lot sales) are infrequent, but occur from time to time, and the resulting gains or losses are typically not material to the Company.  Also, within the Woodlands Partnerships included in the Strategic Development segment, on an infrequent basis, certain buildings were sold on a “build to suit” basis.  The Company has included such gains or losses in other revenues.

The Company has revised the disclosure on pages 24 and 34 of the Registration Statement to disclose the elements of The Woodlands Partnerships investments that are included in the Strategic Development segment.

25.                                 You disclose that operating costs were significantly reduced at South Street Seaport and Ward Centers.  You also disclose on page 74 that operating costs were significantly reduced at Riverwalk Marketplace from 2007 to 2008.  Please expand your disclosure to discuss how you reduced these operating costs and the nature of the costs that were reduced.  Also, please discuss your expectations for the figure regarding additional decreases and/or sustainability of the reductions.

The Company has revised the disclosure on page 73 of the Registration Statement to clarify how the operating costs were significantly reduced at South Street Seaport and Ward Centers.  The Company has revised the disclosure on page 76 of the Registration Statement to state that operating costs were significantly reduced at  Riverwalk Marketplace from 2007 to 2008.  We also expanded the disclosure to discuss how these operating costs were reduced, the nature of the costs that were reduced and expectations for the future regarding additional decreases and/or sustainability of the reductions.

Liquidity and Capital Resources, page 75

26.                                 Especially in light of your history of significant negative cash flows from operations and your Predecessor’s liquidity issues which caused it to postpone development on your projects, please expand your liquidity discussion to present a clearer picture of your ability to generate cash and to meet existing and known or reasonably likely future cash requirements.  Please see Section IV of Release No. 33-8350 for reference.

The Company has added disclosure on page 84 of the Registration Statement to present a clearer picture of its ability to generate cash and to meet existing and known or reasonably likely future cash requirements.

Spinco Note, page 76

27.                                 Please expand your discussion within this section with regard to the following items:

•                  Define “net debt” on the Effective Date;

•                  Provide background of the Hughes Amount; and

•                  Define “MPC Taxes.”

Also, please provide a brief summary of the purpose and effect of the Spinco Note.

The Company has added disclosure on pages 85 to 89 of the Registration Statement to define “net debt” on the Effective Date and to provide background of the Hughes

Amount, which the Company refers to as the Hughes heirs obligations as defined on page 18 of the Registration Statement.  The Company has also provided a brief summary of the purpose and effect of the Spinco Note. The Company has eliminated the term “MPC Taxes” from the Registration Statement.

Tax Indemnities, page 77

28.                                 We note your disclosure that the Excess Surplus Amount is determined using a complex formula described in the Investment Agreements.  Please provide a brief explanation of how you determine the Excess Surplus Amount within this section.

The Company has added disclosure on page 89 of the Registration Statement to include a brief explanation of how the Company determines the Excess Surplus Amount.

Critical Accounting Policies, page 79

Impairment — Properties and land held for development redevelopment, and sale and developments in progress, page 80

29.                                 You disclose that you review your combined and uncombined real estate assets, including operating properties, land held for development and sale and developments in progress, for potential impairment indicators whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.  Please advise us of your basis for this accounting policy for land held for sale.

The assets in the Company’s Master Planned Communities segment and its Strategic Development segment consist of certain properties held that are intended to be sold.  These properties have required, and continue to require, significant development and/or redevelopment before they are expected to be ready for sale. Within the Company’s Master Planned Communities segment, the Company times its development activity to correspond to its expected pace of sales and, therefore, there is typically not a large inventory of completed parcels awaiting sale. Accordingly, the Company’s impairment accounting policy has reflected these assets as real estate to be held and used, as provided by ASC 360-10.  The Company has revised the disclosure on pages 91 and 92, and in other areas of the Registration Statement, to clarify this distinction.

Quantitative and Qualitative Disclosures about Market Risk, page 82

30.                                 Please expand your discussion of the terms of your outstanding debt to include one of the three disclosure alternatives set forth in Item 305(a) of Regulation S-K.

The Company respectfully advises the Staff that it does not have any variable rate debt.  The Company has revised the disclosure on page 93 to reflect this fact.  Accordingly, all debt is in the same risk exposure category and therefore, the Company respectfully submits that no further disclosure is required pursuant to Item 305(a) of Regulation S-K.

Item 5. Directors and Executive Officers

Board of Directors, page 84

31.                                 Please expand the discussion of your directors to describe the specific experience, qualifications, attributes or skills that led to the conclusion that each person named should serve as a director.  Refer to Item 401(e) of Regulation S-K.

The Company respectfully advises the Staff that, as disclosed on page 96 of the Registration Statement, the Company currently has only two directors. These two individuals will not continue as directors on the Effective Date. The Company will include disclosure consistent with the requirements of Item 401(e) of Regulation S-K for the individuals that are identified as the director nominees and that will comprise the Company’s board of directors on the Effective Date in Amendment No. 2 to the Registration Statement.

32.           Please tell us when you will provide disclosure regarding the additional seven persons that will serve as directors upon consummation of the Plan.  Also, please state when you will identify the members of your board committees.

The Company respectfully advises the Staff that it plans to identify the individuals that will be the director nominees and comprise the Company’s board of directors and committees in Amendment No. 2 to the Registration Statement.

Executive Officers, page 86

33.           Please provide the dates for which Messrs. Arthur and Ganeless held the various positions listed in the biographical information section.

The Company has revised the disclosure on page 99 of the Registration Statement for Messrs. Arthur and Ganeless, respectively, to include the dates for which each held the various positions listed in his biographical information sections, respectively.

Compensation of Executive Officers, page 88

34.           We note your disclosure on page 90 that you intend to pay Brookfield Advisors a monthly fee of $500,000 for its services provided under your management agreement. To the extent known, please disclose what portion of that payment will be used to compensate your interim executive officers.

The Company has added disclosure on page 105 of the Registration Statement to indicate that none of the payments to be made to Brookfield Advisors for its services provided under the Management Agreement will be used to compensate the Company’s interim executive officers.

Interim Management Agreement, page 90

35.           Within this section, please disclose the relationship, if any, between Brookfield Advisors and Brookfield Investor, your sponsor.

The Company has revised the disclosure on page 104 of the Registration Statement to explain that Brookfield Advisors is an affiliate of Brookfield Investor.

36.           We note that Brookfield Advisors is permitted to subcontract any or all of the services it provides under the Management Agreement.  We also note that you will reimburse Brookfield Advisors for all fees, costs and expenses owed to any third party in connection with the provision of services under the Management Agreement.  Please revise the last paragraph under this heading to clarify whether you will reimburse Brookfield Advisors for all fees charged by third party subcontractors.

The Company has revised the disclosure on page 105 of the Registration Statement to clarify that the Company will reimburse Brookfield Advisors for all fees charged by third party subcontractors.

Recent Sales of Unregistered Securities, page 93

37.           Please provide the information required by Items 701(c) and (d) of Regulation S-K for the 1,000 shares issued to your parent company on July 1, 2010.

The Company has added disclosure on page 108 of the Registration Statement to provide the information required by Items 701(c) and (d) of Regulation S-K for the 1,000 shares issued to the Company’s parent on July 1, 2010.

Description of Registrant’s Securities to be Registered

General, page 93

38.           We note your disclosure on page 92 that on the effective date, there will be approximately 37.75 million shares of our outstanding common stock, as well as warrants to purchase up to 8,000,000 shares of our common stock and 507,307 shares of our common stock issuable upon the exercise of the Spinco Options.  We also note that you are authorized to issue 46 million shares of common stock.  Since it appears that upon exercise of the outstanding warrants and options you will have more than 46 million shares outstanding, please tell us how and when you plan to increase the amount of your authorized capital stock.

The Company intends to amend and restate its certificate of incorporation on the Effective Date. Such certificate will authorize a sufficient number of shares to cover the issuance of the Company’s common stock upon exercise of the warrants and options. The Company has revised the disclosure on page 108 of the Registration Statement to reflect the amended authorized amount.

Item 15. Financial Statements and Exhibits

Spinco, Inc. Unaudited Interim Combined Financial Statements

Notes to Unaudited Combined Financial Statements, page F-5

Note 1 Organization, page F-5

Impairment, page F-11

General, page F-12

39.           You disclose that certain of your properties had fair values less than their carrying amounts.  However, based on your plans with respect to those properties, you believe that the carrying amounts are recoverable and therefore, under applicable GAAP guidance, no additional impairments were taken.  Please expand your disclosure to specifically identify these properties and their carrying amounts.  Furthermore, in your MD&A please disclose the percentages by which the undiscounted cash flows exceed the carrying amounts, the significant assumptions used in the undiscounted cash flow analyses that you have relied upon, and a discussion of the degree of uncertainty associated with those key assumptions.

The Company has revised its disclosure on page 71 of the Registration Statement to explain that all of the properties in its Master Planned Communities segment had fair values less than their respective carrying amounts and that the undiscounted cash flows for these properties exceeded their carrying amounts by over 200%.  The Company also revised its disclosure to explain that out of those properties in the Strategic Development segment that had impairment indicators, only two operating properties had fair values less than their respective carrying amounts (with carrying amounts of approximately $32 million) and undiscounted cash flows were in excess of such amount by approximately 32%.   For competitive reasons and the relatively low significance, on a total revenue and net book value basis as compared to the Company’s total revenue and net book value, of each individual property in the Strategic Development segment as compared to the Company’s overall holdings, the Company has not provided disclosure regarding each individual property that has a fair value less than its carrying amount, but has indicated that for assets with impairment indicators, although carrying values exceeded fair values, no provision for impairment was deemed necessary.  The Company has revised its discussion of its impairment policy to include assumptions used, and uncertainties present, in the calculation of future undiscounted cash flows.  The Company has also revised its disclosure on pages F-11 and F-12 to indicate that although certain assets had impairment indicators and, as the undiscounted cash flows exceeded the carrying amounts for such properties, no further impairment charges were necessary.

40.           We note your disclosure of impairment losses recognized on pages F-12 and F-45.  Please expand your disclosure to discuss the facts and circumstances leading to each of these impairments.  For reference, see ASC 360-10-50-2.

The Company respectfully notes the reference to ASC 360-10-50-2 and has included additional disclosure related to the facts and circumstances of the impairment losses on pages F-12 and F-48 of the Registration Statement.

Revenue Recognition and Related Matters, page F-14

41.           You disclose that income related to condominium unit sales subsequent to the Effective Date is expected to be accounted for on the percentage-of-completion method.  Please tell us your basis for using the percentage-of-completion method.  For reference, see ASC 360-20-40-50.

The Company has revised its disclosure on pages F-16 and F-50 to indicate that income related to condominium unit sales is accounted for on a unit-by-unit basis on the full accrual method because the criteria for the use of this method as set forth in ASC 360 have been met.  On a unit-by-unit basis, criteria for full accrual revenue recognition have been met because the collectability of the sales price is reasonably assured and the earnings process is virtually complete. Criteria for recognition of any revenue on the entire project have also been met such as construction that is beyond a preliminary stage, commitment of the buyer relative to its ability to require a refund, except for non-delivery of the unit, sufficient sale of units to ensure the entire property will not revert to rental property, collectability of sales prices (ASC 360-20-40-50) and the ability to reasonably estimate the aggregate sales proceeds and costs.

The Plan and Separation Agreement provide that all condominium sales prior to the Effective Date are not allocable to Spinco (except for property sales at Summerlin, which are allocable to Spinco after September 7, 2010), therefore no sales revenue has been reflected in the historical financial statements.  As the criteria enumerated above are expected to be met for the project as a whole and for any condominium unit sales subsequent to the Effective Date, the Company expects to recognize revenue specific to each unit sale that occurs.  Cost ratios for unit sales are determined as a specific percentage of sales revenue recognized.  The cost ratios used are based on actual costs incurred and estimated total development costs and sales revenues to completion of the project.

Note 3 Real Estate Affiliates, page F-16

42.           You disclose that you own non-controlling investments in The Woodlands Partnerships and Circle T and that since you have joint interest and control of these ventures with your venture partners, you account for the joint ventures using the equity method.  Please provide us with a detailed analysis and your basis in GAAP for using the equity method of accounting for these affiliates.  The disclosure on page F-80 states that TWLDC Holdings L.P. is a limited partnership that is owned by entities controlled by The Rouse Company

(which is controlled by GGP) and Morgan Stanley Real Estate Fund II, L.P.  Please clarify which entity is the general partner of the TWLDC Holdings L.P. in your analysis.

The Company has performed a detailed analysis regarding the basis in GAAP for using the equity method of accounting for its non-controlling investments in its joint ventures.  The Company respectfully advises the Staff that this basis complies with ASC 810 (formerly Statement of Financial Accounting Standards No. 167), the relevant guidance for the accounting for such joint ventures.

Accounting for The Woodlands Partnerships, which consists of the following entities: The Woodlands Land Development Company, L.P., The Woodlands Commercial Properties Company, L.P., and The Woodlands Operating Company, L.P. (collectively, the “Woodlands Partnerships”), under ASC 810 (formerly Statement of Financial Accounting Standards No. 167):

On December 30, 2003, The Woodlands Partnership Agreement (the “Partnership Agreement”) was amended and restated to provide that the Rouse Company (purchased by GGP in November 2004) had a 42.5% ownership (but a 52.5% economic interest) in The Woodlands Partnerships.  The Woodlands Partnerships own, through a wholly-owned subsidiary, a master planned community and other operating rental and real estate assets located in Houston, Texas.  According to the Partnership Agreements, the partners generally share in the profits and losses, cash flows and other matters in accordance with their respective economic interest percentages (52.5% GGP/47.5% Morgan Stanley).  GGP, as administrative partner, is responsible for the implementation of decisions of the partners and for conducting the ordinary and usual business and affairs of the Woodlands Partnerships.  Except as otherwise specifically provided, all decisions concerning the business and affairs of the Woodlands Partnerships require unanimous approval of all partners.  Additional capital contributions, as determined by the partners, are required to be contributed in accordance with each partner’s proportionate economic interest in the Woodlands Partnerships.  GGP does not have a special or unique obligation or the opportunity to manage or acquire disproportionate economic interest in the Woodlands Partnerships due to its administrative partner status. Affiliates of GGP and Morgan Stanley are both limited and general partners in the Woodlands Partnerships.

Upon reviewing the Partnership Agreement and Accounting Standards Codification 810, the Company determined that the Woodlands Partnerships are capable of financing their activities without additional subordinated financial support.  Additionally, the partners share the power to direct activities that most significantly impact the economic performance of the Woodlands Partnerships, no single partner possesses the power to unilaterally remove the other partner, and the partners participate in the residual returns and expected losses in a manner proportionate to their partnership interest.  Finally, the fees earned for services to the Woodlands Partnerships are market-based, are at the same level of seniority as other operating liabilities, and are not significant to operating performance.  Given these factors, the Woodlands Partnerships, collectively and individually, are not variable interest entities (“VIEs”).

Based on the conclusion that the Woodlands Partnerships are not VIEs, primary beneficiary consideration is not required. In addition, based on the consideration of ASC 810 and ASC 970, the Woodlands Partnerships are accounted for as an unconsolidated real estate affiliate under the equity method of accounting and do not require consolidation with respect to ASC 810 — Consolidation because GGP does not unilaterally control the operations of The Woodlands Partnerships.

Accounting for 170 Retail Associates, Ltd (“Circle T”) joint venture under ASC 810 (formerly Statement of Financial Accounting Standards No. 167):

On October 31, 2005, General Growth 170 LP (“GGP 170”) formed Circle T, a limited partnership with GGP 170, a limited partnership 100% owned indirectly by GGPLP, as general partner, and AIL Investment, LP (“Hillwood”) as limited partner.  Circle T was formed to own, develop and operate a power center in Westlake (Dallas), Texas.  According to the partnership agreement, the partners generally share in the profits and losses, cash flows and other matters relating to Circle T in accordance with their respective ownership percentages (50/50).  However, the partnership between GGP 170 and Hillwood is structured such that, although GGP 170 has operating management authority as the general partner (for which it receives a fee as described below), all significant operating and strategic decisions for Circle T are made by the Major Decision Committee (as defined in the partnership agreement), which has 50/50 representation by GGP 170 and Hillwood.  Allocations and distributions of income or loss and available cash flow are subject to certain initial preferences, expected to be satisfied in the initial operational years and related to development costs, and then governed by the 50/50 back-end percentages.  Hillwood contributed the land for the project and GGP 170 is obligated to make capital contributions as required during the predevelopment period, however, once the property is operational, if the Major Decision Committee determines that additional capital is required, then each partner is required to make a capital contribution based on its respective ownership percentage.

Upon reviewing the partnership agreement and ASC 810, the Company has determined that Circle T is capable of financing its activities without additional subordinated financial support.  Additionally, the partners share the power to direct activities that most significantly impact Circle T’s economic performance, no single partner possesses the power to unilaterally remove the other partner, and the partners participate in the residual returns and expected losses in a manner proportionate to their ownership percentage.  Finally, the fees earned for services to the joint venture are market-based, are at the same level of seniority as other operating liabilities, and are not significant to operating performance.  Given these factors, Circle T is not a VIE.

Based on the conclusion that Circle T is not a VIE, primary beneficiary consideration is not required. In addition, based on the consideration of ASC 810 (in that the limited partner has substantive participating rights per the partnership agreement), Circle T is accounted for as an unconsolidated real estate affiliate under the equity method of accounting and does not require consolidation with respect to ASC 810 — Consolidation because GGP does not unilaterally control the operations of Circle T.

Note 6 — Transactions with GGP and Other GGP Subsidiaries, page F-21

43.           We note your disclosure regarding the conversion of outstanding options to acquire shares of GGP into options to acquire shares of common stock of reorganized GGP and your company.  Please tell us how you intend to account for the conversion of these options.  Furthermore, you disclose that the Plan provides that holders of such options will be given the alternative of receiving cash.  Tell us what consideration you gave to discussing this cash option within your pro forma disclosures.

The Company will account for the conversion of outstanding options to acquire shares of GGP into options to acquire shares of common stock of reorganized GGP and Spinco using the guidance issued by ASC 718-20-35 concerning the subsequent measurement of exchanges of share options in conjunction with an equity restructuring.  As the conversion of the GGP options into options for the common stock of reorganized GGP and the Company yields an aggregate exercise price and share of equity of the two newly created entities equivalent to the amounts of the converted options, the fair values of the prior options and the new options are the same.  Accordingly, ASC 718-20-35 provides that no compensation expense would be recorded by either reorganized GGP or the Company upon such conversion.  With respect to certain of the currently outstanding

GGP options, as described in the Registration Statement under the heading “Business—Our Relationship with Reorganized GGP following the Separation—Employee Matters Agreement,” for which the holders of such options have the right under the existing stock plans to receive cash in lieu of options to acquire shares of common stock of reorganized GGP and the Company, election of this alternative option will be satisfied by reorganized GGP.  As such, there would be no future cost to the Company.  Accordingly, the Company has not made an adjustment in the pro forma statements for such cash in lieu alternative.

Note 10 Segments, page F-24

44.           You disclose that you have two business segments which offer different products and services.  In particular, we note that your Strategic Development segment includes the operation, development and management of your land holdings and redevelopment sites including the current incidental rental property operations (primarily retail and other interests in real estate at such locations) as well as your one residential condominium project located in Natick (Boston), Massachusetts.  Please provide us with a detailed analysis of how you determined that you only have two reportable segments.  Discuss how many operating segments you have and how you determined them.  Also, tell us if you have aggregated any operating segments and your basis for the aggregation, if applicable, including a comparison of the expected long-term performance of each.  See ASC 280-10-50 for reference.

The Company has performed a detailed analysis of its operations as compared to the criteria of ASC 280, reflective of the Company’s future plans and expected operating structure and characteristics.

In determining the Company’s operating segments, it considered ASC 280-10-50-1, which states, in part, “[a]n operating segment is a component of a public entity that has all of the following characteristics:

a)     It engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses relating to transactions with other components of the same public entity).

b)    Its operating results are regularly reviewed by the public entity’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

c)     Its discrete financial information is available.”

Given these criteria, each Spinco asset (including the components of the Maryland Communities) is considered a separate operating segment as a result of the following:

•      each of these assets does engage in business activities from which it either currently does earn or may in the future earn revenues and incur expenses (meeting the requirement in “a” above),

•      the chief operating decision maker (currently the President and Chief Operating Officer) regularly reviews the operating results of the assets and assesses performance of each of these individually (meeting the requirement in “b” above), and

•      discrete financial information is available for all operating segments identified (meeting the requirement in “c” above).

The Company also considered the guidance in ASC 280-10-50-3, which allows operating segments to include business activities which have yet to earn revenues (i.e. start-up operations), The Company has identified other development and redevelopment projects and other interests as individual operating segments.  Although these assets have not yet generated revenue, the Company projects their ability to generate revenue in the future and appropriately assesses them as separate operating segments.

After determining the operating segments, the Company considered ASC 280-10-50-11, in the determination of reportable segments.  “Operating segments often exhibit similar long-term financial performance if they have similar economic characteristics. Two or more operating segments may be aggregated into a single operating segment if aggregation is consistent with the objective and basic principles of this Subtopic, if the segments have similar economic characteristics, and if the segments are similar in all of the following areas:

a)     The nature of the products and services

b)    The nature of the production processes

c)     The type or class of customer for their products and services

d)    The methods used to distribute their products or provide their services

e)     If applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities”

Based on the above, the Company considered all the master planned communities as a single, separate reportable segment since:

•      The nature of the master planned communities is the development and sale of undeveloped land, primarily individual lots for residential home construction, to residential and commercial developers.

•      Although no “production” process exists, the master planned communities are developed and/or sold by Spinco in order to increase the value of the land to be developed or sold and to provide current cash flows.  As such, the production process appears to be consistent across all the operating segments considered.

•      All master planned communities have a similar extended year life cycle.

•      Over the life of the respective communities, profit margins are expected to be comparable.

•      A similar business/accounting model, targeting homebuilders as the primary customer, is used for each master planned community.

•      Each master planned community has similar future economic plans for the revenues to be generated by these projects.  Development requires decades of investment and a continual focus on the changing market dynamics surrounding these communities.

•      The Company’s internal staff has continuing relationships with national and regional homebuilders for these projects.  To a limited extent, real estate brokers are used to locate land developers and builders as potential lot buyers.

•      Each master planned community has similar financial risks (e.g. ability to obtain financing for projects, availability of permanent mortgage financing at acceptable interest rates, consumer and business confidences, levels of homebuilder inventory, other factors affecting the homebuilder business and sales of residential properties generally, availability of saleable land for particular uses and the decisions to sell, develop or retain land).

•      Given the nature of the business, it is likely that any economic and political changes within cities and states would have similar impacts on the master planned communities.

The Company considered the following in concluding that the strategic development  assets are a single, separate reportable segment:

All assets in this segment are in various stages of the pre-development or development life cycle and therefore the limited current operating data is not necessarily reflective of future expected operating results post development.  Accordingly, the Company evaluated the “similar economic characteristics” requirement, stipulated in the aggregation criteria in ASC 280-10-50-11 based on expected returns from future development and redevelopment of these assets.  Although long term plans for development of these properties have not been completed and the nature and status of these developments vary as presented on page 3 of the Registration Statement, the Company expects these assets to have similar long term returns commensurate with the risks associated with development. The Company has considered the following qualitative characteristics:

•      The Company’s future plans for these assets involve similar goals and objectives.  Customers are commercial and residential end users or the Company may retain completed projects for its own investment portfolio, in which case the customers are expected to be primarily commercial retail tenants.  In general, the Company’s primary business strategy for the assets within this segment is to develop or redevelop them into new or revitalized commercial and/or residential properties for rental operations, condominium or bulk sale or joint venture opportunities to maximize the return for investors rather than operate these assets in their current condition.  Nouvelle at Natick is aggregated within this segment as the development activities already undertaken at this project represent a similar redevelopment of an existing asset into a residential property sale.  Accordingly, such various Strategic Development projects are expected to generate similar long-term yields on invested capital.

•      Although no “production” process exists, the plans with respect to these assets are to develop them for a variety of uses (residential, commercial, retail) or as mixed-use properties, which have a combination of uses.  As such, the production process appears to be consistent across all the operating segments considered.

•      Development of these projects will require additional capital.

•      As these various assets within Strategic Development stand currently, it will be necessary for the Company to invest additional time planning, renovating, expanding, or constructing new structures in order to bring the properties up to their highest and best use.

•      Although the nature and type of the Strategic Development assets vary as they currently stand, they have similar long-term development and redevelopment risks.

Accordingly, based on the above qualitative factors, it is reasonable to group these assets into a separate reportable segment.

Spinco, Inc. Audited Combined Financial Statements

Notes to Combined Financial Statements, page F-36

Note 2 Summary of Significant Accounting Policies, page F-38

Revenue Recognition and Related Matters, page F-47

45.           You disclose on page F-48 that revenues from land sales are recognized using the full accrual method provided that various criteria relating to the terms of the transactions and your subsequent involvement with the land sold are met.  Please expand your disclosure to discuss the various criteria that must be met.

The Company has revised the disclosure on pages F-15 and F-50 of the Registration Statement to include the following: “[c]riteria include the consummation of the sale with all consideration being exchanged, demonstration of the collectability of the sales price, the transfer of usual risks and rewards of ownership to the buyer and absence of substantial continuing involvement from the seller.”

TWLDC Holdings, L.P. Audited Consolidated Financial Statements

Independent Accountants’ Report, page F-75

46.           Please revise to include the city and state where the report was issued in accordance with Rule 2-02 of Regulation S-X.

The independent accountants’ reports on pages F-76 and F-100 of the Registration Statement have been revised to include the city and state where the report was issued in accordance with Rule 2-02 of Regulation S-X.

Exhibits

47.           We note your disclosure on page 36 that you will enter into a surety bond indemnity agreement that will govern the continuation of certain surety bonds that were issued under GGP’s surety bond facilities in respect of projects related to your business.  Please file your surety bond indemnity agreement with GOP as an exhibit to your registration statement in accordance with Item 601(b)(10) of Regulation S-K or tell us why you believe it is not a material contract.

The Company respectfully advises the Staff that the surety bond indemnity agreement is not material (valued at approximately $20 million) and is an ordinary course agreement.  Accordingly, the Company does not believe that it is required to be filed under Item 601(b)(10) of regulation S-K.

48.           Please submit all exhibits as promptly as possible.  We will review the exhibits prior to effectiveness of the registration statement and may have further comments after our review.

The Company has supplementally provided to the Staff forms of the Amended and Restated Certificate of Incorporation, the Amended and Restated Bylaws, the Indemnification Agreement and the 2010 Equity Incentive Plan, as final forms of these documents are not yet available.  The Company has filed the form of Separation Agreement, the form of Transition Services Agreement, the Management Services

Agreement,  and a list of subsidiaries of the Company. The Company will file all remaining exhibits as soon as they are available.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•              The Company is responsible for the adequacy and accuracy of the disclosure in the filing:

•              Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•              The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as applicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,

/s/ MATTHEW D. BLOCH

Mathew D. Bloch